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MAR 03 2021
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Securities Group Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 11th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Roberts 646-822-1433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Securities Group Corporation, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

GEORGE R. TUTHILL
Notary Public, State of New York
No. 01TU4722052
Qualified In New York County
Commission Expires June 30, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Signature Securities Group Corporation:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
March 1, 2021

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Table of Contents

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents ($555,260 with the Parent)	$	38,212,850
Receivable from broker-dealers and clearing organizations		395,229
Premises and equipment, net of accumulated depreciation and amortization of $183,046		11,607
Receivable from affiliate		147,364
Other assets		579,730
Total assets	$	39,346,780
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses payable	$	679,515
Intercompany taxes payable		1,432,832
Total liabilities		2,112,347
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		31,805,147
Retained earnings		5,429,226
Total stockholder's equity		37,234,432
Total liabilities and stockholder's equity	$	39,346,780

See accompanying notes to financial statement.

(1) Organization

Signature Securities Group Corporation ("SSG" or "the Company"), a wholly owned subsidiary of Signature Bank ("the Parent"), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities with the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, primarily "riskless" principal transactions, agency transactions, and investment advisory services. The Company's excess net capital of $33,071,641 as of December 31, 2020 is more than sufficient to support operations if it were to experience a net loss over the coming years. The Company has concluded that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the respective financial statements are issued (or available to be issued).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and underlying assumptions affect the amounts of assets and liabilities reported. Such estimates, including valuation of deferred tax assets, are, by their nature based on judgment and available information and, therefore, may vary from actual results.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition, which would have existed if the Company had been operating as an unaffiliated entity.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("CECL"), further amended by ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. Topic 326 is intended to improve financial reporting by requiring earlier recognition of credit losses on loans, held-to-maturity (HTM) securities, loan commitments and certain other financial assets and off-balance sheet exposures. It replaces the current incurred loss impairment model that recognizes losses when a probable threshold is met with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. For available-for-sale debt securities where fair value is less than cost, credit-related impairment would be recognized in an allowance for credit losses and adjusted in each subsequent period for changes in credit risk.

The Company adopted the standard beginning January 1, 2020. The only financial asset in scope of the new CECL standard is the short-term trade receivables such as receivables from broker-dealers and clearing organizations as well as certain insurance commission receivables that are included in other assets. Given the immaterial balance of the receivables and the lack of credit risk experienced on these receivables, the adoption did not have an impact on the Company's financial statement.

Topic 815 and 825 were evaluated and deemed not applicable to the Company and would not have an impact on the Company's financial statement.

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. These financial instruments are reflected in the statement of financial condition on a trade-date basis and are recorded at fair value.

The Company's cash and cash equivalents balances was $38,212,850 at December 31, 2020. This amount primarily consisted of Fidelity U.S. government money market funds of $35,389,230 and other money market fund balances of $2,268,360. At December 31, 2020 the Company maintains $555,260 with the Parent which consisted of $469,625 in a bank money market account and $85,635 in a bank demand account.

(c) Deposits

The Company's receivable from broker-dealers and clearing organizations balances was $395,229 at December 31, 2020. This amount primarily consisted of commissions and fees receivable from its clearing broker of $290,402. The Company also maintained cash deposits of $104,827 primarily consisting of a $100,000 cash pledged at its clearing broker. This is classified as a receivable from broker dealers and clearing organizations in the Company's statement of financial condition.

(d) Income Taxes

The Parent files consolidated Federal, New York State, and New York City income tax returns. Additionally, there are state and local tax returns filed in various other jurisdictions on both a consolidated basis, as well as a separate Company basis. The Company has entered into a tax allocation agreement with the Parent, whereby the Company determines its Federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income

in the period that includes the enactment date. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations to the extent which such assets will be realized.

The Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(3) Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date. The Company's investments in money market funds are recorded at fair value on a recurring basis. ASC 820 uses a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of the Company's investment in money market funds included in cash and cash equivalents was determined using the closing market price and is included in Level 1. The carrying value of the Company's investments in such funds as of December 31, 2020:

Assets at Fair Value:		Level 1	Level 2	Level 3	Total
Money market funds	$	38,127,215	—	—	38,127,215
Total assets at fair value	$	38,127,215	—	—	38,127,215

There were no transfers in or out of Levels 1, 2 or 3.

(4) Regulatory Requirements

The Company is a registered broker dealer and, accordingly, is subject to net capital requirements of SEC Rule 15c3-1 (SEC Net Capital Rule) and FINRA. The Company has elected to select the basic method permitted by the SEC Net Capital Rule, which requires that it maintain a minimum net capital of $100,000 or 6-2/3 percent of its aggregate indebtedness. At December 31, 2020 the Company's net capital was $33,212,464, which was $33,071,641 in excess of its required net capital of $140,823.

Typically, all cash and cash equivalents would be considered allowable assets in the computation of net capital; however, since the $555,260 is on deposit with SSG's Parent, the balance is treated as a nonallowable asset due to its direct affiliation.

The Company operates pursuant to the exemptive provisions of Section (k)(2)(ii) of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3 3 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(5) Incentive Savings Plan

The Company, with the Parent, has a 401(k) program under which employees may make personal contributions of up to 60% of their pretax earnings by means of payroll deductions. The Company matches 100% of the first 3% of contributions to the plan and 50% of the next 4% of compensation contributed. The Company is allocated a portion of this liability based upon an overall benefits allocation between the Company and the Parent.

(6) Income Taxes

The Parent has filed its Consolidated Federal, New York State, and New York City tax returns, of which the Company is included, for the year-ended December 31, 2019. Additionally, the Company has separately filed other state and local tax returns on a stand-alone basis. The Parent will timely file their 2020 Federal, New York State, and New York City tax returns by the appropriate extended due dates. The Company has entered into a tax allocation agreement with the Parent. The provision for income taxes of the Company is determined on a separate company basis using the same computational method as the consolidated group.

At December 31, 2020, a net deferred tax asset resulted from net operating loss carryforwards as well as temporary differences between the financial reporting amounts and tax bases of certain assets. The components are set forth in the following table:

Deferred tax assets:		
Net operating loss carry-forward	$	288,449
Unearned compensation		38,116
Accrued compensation		43,021
Total deferred tax assets	$	369,586
Deferred tax liabilities:		
Prepaid expenses	$	(708)
Depreciation		(222)
Total deferred tax liabilities	$	(930)
Net deferred tax asset	$	368,656
Valuation allowance	$	(368,656)
Deferred tax asset	$	—

As a result of its transfer of the SBA business to its Parent in November 2017, the Company operated at a net loss as of December 31, 2018. The Company continues to maintain a 100% valuation allowance against the net deferred tax assets since the Company does not expect to be able to realize such tax benefits on a stand-alone basis. This is based upon the Company's uncertainty of generating future taxable income on its own. As a result, the Company has provided a valuation allowance for the full amount of its net deferred tax asset in future periods as of December 31, 2020.

(7) Stock-Based Compensation

In March 2004, the Parent adopted the Signature Bank 2004 Long-Term Incentive Plan (the 2004 equity incentive plan or the Plan) for grants to be made to participants, including officers, employees, and consultants. The 2004 equity incentive plan was subsequently amended and restated upon receiving required shareholder approval at the 2008 Annual Shareholders Meeting held on April 17, 2008. The Plan is designed to assist in attracting, retaining, and motivating officers, employees, directors, and/or consultants and provides the Parent and its subsidiaries with a stock plan providing incentives directly related to increases in shareholder value.

(8) Related-Party Transactions

As of year-end December 31, 2020, the Company maintains $555,260 with the Parent which consisted of $469,625 in a bank money market account and $85,635 in a bank demand account. The Company had a $147,364 receivable from the Parent related to the settlement of intercompany activity.

The Company had a $1,432,832 payable to the Parent for its share of the consolidated group's tax expense, recorded in intercompany taxes payable on the accompanying statement of financial condition.

(9) Premises and Equipment

Premises and equipment are summarized as follows:

Premises and equipment:		
Leasehold improvements	$	40,746
Furniture, fixtures, and equipment		153,907
Accumulated depreciation and amortization		(183,046)
Premises and equipment, net	$	11,607

(10) Financial Transactions

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company monitors this risk by reviewing the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

(11) COVID-19

An outbreak of respiratory disease caused by a novel coronavirus designated as COVID-19 was first detected in China in December 2019 and subsequently spread internationally. The transmission of COVID-19 and efforts to contain its spread have resulted in, among other things, border closings and other significant travel restrictions and disruptions; significant disruptions to business operations, supply chains and customer activity; lower consumer demand for goods and services; significant job losses and increasing unemployment; event cancellations and restrictions; service cancellations, reductions and other changes; significant challenges in healthcare service preparation and delivery; prolonged quarantines; as well as general concern and uncertainty that has negatively affected the economic environment. The impact of this

outbreak and any other epidemic or pandemic that may arise in the future could adversely affect the economies of many nations or the entire global economy and the financial performance of individual issuers, sectors, industries, asset classes, and markets in significant and unforeseen ways. Although the U.S. Federal Reserve has taken a number of actions to mitigate the impact of COVID-19 on U.S. markets and institutions, including decreasing interest rates and implementing a variety of emergency stimulus measures, these actions may not succeed or have the intended effect. This crisis or other public health crises may also exacerbate other pre-existing political, social, economic, market and financial risks. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The foregoing could result in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates and a substantial economic downturn or recession.

COVID-19 did not have an impact on the Company's financial statements. While the economic impacts related to COVID-19 have not negatively affected the Company, given the uncertainty that remains, it could impact the Company's future performance and operations.

(12) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 1, 2021, the date the financial statements were available to be issued, noting none.